VIA EDGAR

June 10, 2013

Mr. Brian R. Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Form 10-K for the fiscal year ended December 31, 2012, filed February 20, 2013

File No. 001-06926

Dear Mr. Cascio:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 30, 2013, concerning C. R. Bard, Inc.’s (the “company’s”) Form 10-K for the fiscal year ended December 31, 2012. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth the Staff’s comments below in bold and the company’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page II-9

1.	We see that cash and cash equivalents held by your foreign subsidiaries was $786 million and $586 million at December 31, 2012 and 2011, respectively, which represents approximately 88% and 98% of your total cash at each period that you indicate you plan to reinvest outside the U.S. indefinitely. However, we note from page II-58 that the majority of your net sales and long-lived assets are in the U.S. Please tell us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Although substantially all of the company’s cash and cash equivalents at December 31, 2012 are held outside of the United States, the company believes that cash flows from U.S. operations and its ability to access the capital markets provide it with sufficient flexibility to meet its domestic operating needs. Specifically, the amount of cash generated from domestic operations has been sufficient to satisfy the working capital needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with its existing operations. In addition, cash in excess of what is used to fund existing operations has been used to fund acquisitions and repurchases of the company’s common stock.

Should the need arise in the United States for funds in excess of those cash flows generated from domestic operations, the company has additional liquidity options available for its use. Historically, the company has been successful in accessing the capital markets to borrow funds on competitive terms. For example, in 2010, the company issued $750 million senior unsecured notes consisting of $250 million aggregate principal amount of 2.875% notes due in 2016 and $500 million aggregate principal amount of 4.40% notes due in 2021, and in 2012, the company issued $500 million aggregate principal amount of 1.375% senior unsecured notes due in 2018. In addition, the company maintains a $600 million five-year committed syndicated bank credit facility that expires in October 2016. The credit facility supports the company’s commercial paper program and can be used for general corporate purposes. As of March 31, 2013, the company’s entire $600 million facility was available for use. The company believes that its overall financial strength will continue to provide it with sufficient financial flexibility to borrow funds for domestic operations should it be necessary in the future.

In Note 4 to the company’s consolidated financial statements, the company disclosed that it is not practicable to calculate the potential tax liability related to $1.6 billion of unremitted earnings of our foreign subsidiaries. The company’s position is based on the following factors:

•

There is a wide range of alternatives that exist to facilitate a repatriation of foreign funds, some of which may change in the future as facts and circumstances change, all of which may have varying tax costs;

•

There is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that certain distributions received from our foreign subsidiaries would bring additional foreign tax credits, which would ultimately reduce the U.S. tax cost of the distribution; and

•	Significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings.

For these reasons, the company believes that it is not practicable for us to quantify the impact of income tax liabilities that the company would incur if we were to repatriate foreign earnings (including cash and cash equivalents and short-term investments) of the company’s foreign subsidiaries. Additionally, due to the company’s intention to permanently reinvest these foreign earnings (including cash and cash equivalents and short-term investments), the company has not analyzed the tax costs associated with the various alternatives potentially available to repatriated earnings and, as a result, has not determined an alternative that would result in a representative tax cost.

Item 9A. Controls and Procedures, page II-60

2.	We note your disclosure that your management evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2011. Please confirm to us that your management also evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2012 in order to reach their conclusion that based upon that evaluation the CEO and CFO concluded that disclosure controls and procedures were effective as of December 31, 2012.

We acknowledge the Staff’s comment and have reviewed the disclosure in question. Please note that our disclosure on the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2011 was a typographical error. We confirm that management evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures as of December 31, 2012 to reach the conclusion that, based upon such evaluation, the CEO and CFO had concluded that the company’s disclosure controls and procedures were effective as of December 31, 2012.

Form 10-Q for the period ended March 31, 2013

3.	We note your disclosure on page 13 that you recorded receivables from insurance companies for product liability matters amounting to $22.5 million and $45.6 million at March 31, 2013 and December 31, 2012, respectively, of which approximately $12.5 million, at March 31, 2013, is the subject of a dispute with one of your excess insurance carriers. We also note that the decrease in your receivables during the period is the result of your $25 million write-down of the receivables as a result of the opinion of an arbitration panel that denied your claim for insurance coverage with excess insurance carriers related to your Hernia Product Claims. Please respond to the following:

a.	Please tell us when you expect to receive the $22.5 million insurance receivable that you have recorded as of March 31, 2013.

b.	Please describe to us the nature of the dispute with your excess insurance carriers and tell us if you are in litigation regarding the amounts recorded as receivables as of March 31, 2013.

c.	Please tell us how you determined that collection of these payments is probable, as you disclosed, and are appropriately recorded as receivables, in light of the disputes. Please cite the applicable GAAP literature upon which you based your accounting. As part of your response, please tell us how you considered the arbitrator’s decision related to the Hernia cases and how that relates, or does not relate, to the Women’s Health Product Claims.

a. When the company expects to receive the $22.5 million insurance receivable that was recorded as of March 31, 2013.

Of the $22.5 million insurance receivable that was recorded as of March 31, 2013, the company expects to receive approximately $2.8 million within the next 12 months. The timing of receipt of the $12.5 million, which is the subject of a dispute with one of the company’s excess insurance carriers, is uncertain. The company expects to receive the remaining balance, which represents an actuarial-developed estimate of recovery for general product liability claims, beyond 12 months.

b. Description of the nature of the dispute with the company’s excess insurance carrier and whether the company is in litigation regarding the amounts recorded as receivables as of March 31, 2013.

As disclosed in our Form 10-Q for the first quarter ending March 31, 2013, the company recorded receivables from insurance companies for product liability matters amounting to $22.5 million and $45.6 million at March 31, 2013 and December 31, 2012, respectively, of which approximately $12.5 million, at March 31, 2013, is the subject of a dispute with one of the company’s excess insurance carriers relating to an aggregate of $50 million of products liability insurance coverage. Specifically, on November 22, 2011, the company initiated litigation against Lexington Insurance Company (“Lexington”) in the Superior Court of New Jersey, Union County. On December 8, 2011, the company filed an amended complaint against Lexington, which Lexington timely removed to the United States District Court for the District of New Jersey. In the amended complaint, the company seeks a declaratory judgment that Lexington’s 2007-2008 excess policy applies to part or all of the company’s Women’s Health Product Claims.

c. How the company determined that collection of these payments is probable and that the payments are appropriately recorded as receivables, in light of the disputes.

As set forth in our disclosure, the company determined that collection of these payments is probable and appropriately recorded as receivables after considering the nature of the claims, coverage provisions under the policies, relevant legal issues, and the advice and judgment of outside legal counsel, including a legal opinion. More specifically, the company’s determination that the payment of this claim is probable is based upon (a) such legal counsel’s specialization in insurance disputes, (b) the application of New Jersey law to the dispute at issue, and (c) the specific language of the 2007-2008 Lexington excess policy at issue. The company made this determination in accordance with United States generally accepted accounting principles and with reference to the guidance contained within FASB ASC Section 410-30-35.

How the company considered the arbitrator’s decision related to the Hernia Product Claims insurance coverage dispute and how that relates, or does not relate, to the Women’s Health Product Claims insurance dispute.

The company considered the arbitrator’s decision related to the Hernia Product Claims to determine whether that decision relates to the insurance dispute involving the Women’s Health Product Claims. As part of this assessment, the company noted that the insurance dispute regarding the Hernia Product Claims: (i) involved a different insurance carrier; (ii) was subject to a different policy with different language; (iii) covered claims from a different time period; (iv) involved the application of a different jurisdiction’s law; and (v) involved different types of underlying alleged personal injury claims. All of these factors supported the company’s conclusion that the arbitrator’s decision in the Hernia Product Claims insurance dispute, which was largely based on the law of a different jurisdiction applied to a different set of facts, does not relate to the insurance dispute involving the Women’s Health Product Claims.

* * * * *

As requested by the Staff, the company acknowledges that, with respect to filings made by the company:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Christopher S. Holland
Christopher S. Holland
Senior Vice President and Chief Financial Officer